UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Amendment No. 3)

Logility, Inc.

(Name of Subject Company (Issuer))

American Software, Inc. (Offeror)

(Name of Filing Persons)

Common Stock, No Par Value

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

(404) 264-5477

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Sam Chafetz

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Avenue

Suite 2000

Memphis, Tennessee 38103

(901) 526-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,945,897	$779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779
Form or Registration No.:	Schedule TO
Filing Party:	American Software, Inc. and Logility, Inc.
Date Filed:	May 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 3 TO

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT

FILED UNDER COVER OF SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 22, 2009 (as previously amended and supplemented, the “Schedule TO”) by American Software, Inc., a Georgia corporation (“American Software”) and Logility, Inc., a Georgia corporation (“Logility”). The Schedule TO relates to the offer (the “Offer”) by American Software to purchase up to all the outstanding shares of common stock, no par value, of Logility, not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the U.S. Securities and Exchange Commission under cover of Schedule TO by American Software and Logility on May 22, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009 and the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 22, 2009.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) The Offer is extended to, and will expire, at 12:00 midnight, New York City time, on Monday, June 29, 2009.

(2) All references to the Expiration Date set forth in the Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended to reflect the Expiration Date as 12:00 midnight, New York City time, on Monday, June 29, 2009.

(3) The press release issued by American Software on June 26, 2009 entitled “American Software Announces Extension of Tender Offer by Four Days to Midnight on June 29, 2009” is incorporated herein by reference.

(4) The following replaces the first three paragraphs of the section of the Offer to Purchase, as amended to date, entitled “Special Factors – Background of the Offer – History of the Tender Offer”:

History of the Tender Offer

At the meeting of our Board of Directors on February 16, 2009, the possible consideration of an offer for the Shares not owned by American Software was mentioned by Mr. Edenfield but deferred by the directors. In preparation for that deferred consideration, Mr. Edenfield asked Mr. Vincent Klinges, Chief Financial Officer of American Software and Chief Financial Officer of Logility, to gather certain data for our Board of Directors to consider in determining whether to form a special committee to consider an offer for the Shares not owned by American Software. (A summary and description of the information furnished by Mr. Klinges initially to our Board of Directors on March 18, 2009, and on that same date and subsequently to the ASI Committee during the consideration of the Offer appears below. See “Information Available to and Factors Considered by the ASI Committee”.)

On March 18, 2009, the Board of Directors of American Software met. Among its other items of business, the Board discussed the potential savings to be gained by combining Logility with American Software so as to eliminate certain costs attendant upon Logility being a separate entity reporting as a public company. As a result of its deliberations, the Board of Directors at that meeting formed a Special Committee of the Board of Directors of American Software (“ASI Committee”) to consider whether and at what price to make a tender offer for the outstanding common stock of Logility not currently owned by American Software, W. Dennis Hogue, John J. Jarvis, and James B. Miller, each an independent director of American Software who is not affiliated with Logility, were appointed as members of the ASI Committee.

Immediately following the meeting of our Board of Directors on March 18, 2009, the ASI Committee met, elected Mr. Miller as its chairman, and determined to retain Baker, Donelson, Bearman, Caldwell & Berkowitz, PC as counsel. The members of the ASI Committee deliberated whether or not to hire an outside valuation expert, and determined that they had among themselves sufficient financial expertise with which to draw their own conclusions from the data provided to them. At that initial meeting, the ASI Committee reviewed several analyses prepared by Mr. Klinges and others. (See below “Information Available to and Factors Considered by the ASI Committee”.) As a result of their review, the ASI Committee determined to pursue an offer for the Shares not owned by American Software, and determined to issue a public announcement (the “March 18 Announcement”) of the Company’s intention to commence a tender offer to acquire the outstanding Shares not currently owned by American Software at a price of $5.10 per Share. The ASI Committee discussed whether there were other alternatives to making a tender offer for the Shares not owned by American Software, including continuing with the present structure of ownership of Logility, the sale of Logility’s assets or a transaction in which American Software would also sell its Shares. The ASI Committee determined that, given the state of the economy, including its impact on any potential purchasers, and the adverse tax consequences that would flow to American Software and its shareholders from such a sale or other alternative transaction, that an offer to purchase Shares was the preferred alternative. The ASI Committee also determined to send a letter to the independent members of the Board of Directors of Logility to advise such directors of the intention to commence a tender offer and an invitation to respond to such intention. The press release and letter were issued on March 18, 2009.

(5) The following replaces the section of the Offer to Purchase entitled “Special Factors – Background of the Offer – Information Available to and Factors Considered by the ASI Committee”:

Information Available to and Factors Considered by the ASI Committee

In addition to the data that Mr. Vincent Klinges, Chief Financial Officer of American Software and Chief Financial Officer of Logility, was asked to gather for our Board of Directors to consider in determining whether to form a special committee, the ASI Committee also periodically asked Mr. Klinges to compile information for their use in considering the appropriate price for the Offer. The ASI Committee did not seek from Mr. Klinges any judgment on his part, but merely compilations of information. The members of the ASI Committee deliberated whether or not to hire an outside valuation expert, and determined that they had among themselves sufficient financial expertise with which to draw their own conclusions from the data provided to them. The ASI Committee did not consider Mr. Klinges to be an advisor on the question of valuation, but merely a gatherer of facts, relied upon their own judgment as to the appropriateness of the Offer price, and did not consider that it was resting its fairness analysis solely on information provided by Mr. Klinges. Our Board of Directors and the ASI Committee were aware that Mr. Klinges was employed by both American Software and Logility, and that he will continue to be employed by American Software after completion of the Offer and the short-form merger. Mr. Klinges was not paid any additional compensation for providing the information requested in connection with the transaction. Mr. Klinges owns options to purchase 5,000 Shares, with an exercise price above the Offer price. The ASI Committee was also informed of the data generated by VRA for the benefit of the Logility Special Committee, as well as of the views of VRA as to the insufficiency of the interim price proposals made by the ASI Committee, prior to the ASI Committee deciding to offer $7.02 per Share.

In connection with our Board of Directors meeting held on March 18, 2009, to discuss the possible acquisition by us of all the outstanding Shares not currently owned by us, Mr. Klinges was asked to provide our Board of Directors the following information:

1.	A report of Logility’s stock ownership which showed that approximately 1,560,000 shares were in the public float.

2.	A report of the direct costs of maintaining the public ownership of the minority interest of Logility stock.

3.	An accretion-dilution computation of the effect that a purchase of the outstanding Shares not owned by us would have on earnings.

4.	A compilation of control premium data for software company merger and acquisition transactions completed in 2007 and 2008.

5.	A compilation of the stock price history of Shares for the past twelve months and a cost/premium-to-market computation for the purchase of the Shares at various price points.

That same information was used in connection with the March 18, 2009, meeting of the ASI Committee that immediately followed the Board meeting.

On April 20, 2009, the ASI Committee requested from Mr. Klinges the following information:

1.	A valuation report that included valuation metrics for Logility such as enterprise value/last twelve months revenue and enterprise value/last twelve months earnings before interest, taxes, depreciation and amortization (EBITDA) and enterprise value/last twelve months maintenance revenue.

2.	Independent compilation of valuation data for supply chain software companies as a group as of March, 2009 prepared by Brown Brothers Harriman (not compiled as a part of this transaction).

On April 23, 2009, the ASI Committee requested from Mr. Klinges the following information:

1.	A computation of the present value of future direct cost savings to American Software from the acquisition of Logility.

2.	An updated accretion-dilution computation of the effect that a purchase of the Shares not owned by American Software would have on earnings to reflect the changes in FASB 141R: Business Combination accounting rules that would take effect for American Software on May 1, 2009.

On May 4, 2009, the ASI Committee requested from Mr. Klinges the following information:

1.	An estimate of Logility book value as of April 30, 2009.

2.	An estimate of Logility cash and investments as of April 30, 2009.

3.	An estimate of Logility savings from not being public.

4.	A report of Logility stock buybacks in the past twelve months; amount, price per Share and total costs.

5.	Logility Share ownership detail.

6.	Logility valuation computation as a multiple of 1) total revenue, 2) maintenance revenue, 3) EBITDA and 4) Net Earnings.

The compilation by Brown Brothers Harriman (prepared in connection with American Software’s exploration of possible acquisitions other than the Offer) lists, for various other companies in the logistics software business, their market capitalization, total enterprise value, and various ratios, as well as the mean and median of those ratios for various time periods. For the trailing twelve months, those mean and median ratios were, respectively: enterprise value/revenues – 0.9x and 0.8x; enterprise value/EBITDA – 4x and 3.9x; and price/earnings – 9.2x and 10.0x. The material provided by Mr. Klinges reflected computations at a range of ratios and valuations using the same metrics, and compared them to those mean and median ratios for comparable companies in the logistics software arena, which computations resulted in Logility values of less than $7.02 per Share. In particular, utilizing a Logility enterprise value/revenue ratio of 1.0x, then based upon Logility’s trailing twelve month revenue as of April 30, 2009, of approximately $41,804,000, applying a control discount of 30%, and including Logility’s cash of approximately $50,000,000, the Logility value per Share was calculated to be $6.07. Utilizing a Logility enterprise value/EBITDA ratio of 4.0x, then based upon Logility’s trailing twelve months EBITDA of April 30, 2009, of approximately $9,446,000, applying a control discount of 30% and including Logility’s cash of approximately $50,000,000, the Logility value per Share was calculated to be $5.86. Using a Logility price/earnings ratio of 10x, then based upon Logility’s trailing twelve month earnings as of April 30, 2009, of approximately $5,685,000, applying a control discount of 30% and including the Logility’s cash of approximately $50,000,000, the Logility value per Share was calculated to be $6.88. Mr. Klinges’ reports to the ASI Committee reflected an estimated book value of $4.00 per Share, including an estimated cash and investments of $3.84 per Share, each as of April 30, 2009. (See Exhibit (c)(7) to Schedule TO filed by American Software with the Commission.) The estimate of annual pre-tax cost synergies and operating efficiencies accruing to American Software from the completion of the transactions is $375,000 to $462,000. See Schedule B hereto for prices of Logility shares repurchased on the open market.

The information contained in the items furnished to the ASI Committee, when properly weighted, in the unanimous and independent judgment of the members of the Committee, supported each of the prices when proposed to be paid by American Software for the Shares, including the $7.02 Offer price. The factors that were reviewed by the members of the ASI Committee in determining the appropriate price from their perspective as fiduciaries for the shareholders of American Software and the fairness of the Offer to Logility’s unaffiliated shareholders included: the current market price for Shares, the historical market prices for Shares, the net book value of Logility, the going concern value of Logility, the prices at which Logility had previously repurchased Shares, and (though not considered in reaching its conclusion as to fairness to the unaffiliated Logility shareholders) the liquidation value of Logility and the failed discussions about the purchase of Logility with a private equity firm in December, 2007 and January, 2008 which did not result in a firm offer. Although the ASI Committee did not go through a formal and detailed process of weighting each of the factors which it considered, relying instead upon the consensus of the judgment of its various members, those factors to which the ASI Committee gave weight, as well as those which it discounted, in determining fairness to the unaffiliated shareholders of Logility are described below under “Position of American Software Regarding the Fairness of the Offer”, including those which are and are not supportive of that determination. The factors to which the ASI Committee gave greatest weight in its deliberations were (in rough order of priority) the general worsening of the economy and changes in the equity markets that have occurred since 2007, as reflected in the prevailing reduced prices for Shares and equity in comparable supply chain software companies versus historical market prices prior to the downturn in the economy (see the comparison above of ratios for comparable companies and resulting valuations for Logility on those same metrics), the fact that Logility’s own repurchases of Shares have not required the payment of any premium to market, the absence of any control premium attached to the Shares not owned by American Software which already has control of Logility, the stock market’s muted reaction to Logility’s most recent earnings release prior to the announcement of the Offer, and the absence of any opportunity for Logility’s shareholders (other than American Software) taken as a group to realize the full value of the Shares because American Software would bear a heavy tax burden in a transaction other than a repurchase of the Logility minority Shares and would continue to suffer the expenses of maintaining Logility as a separate public company. Of course, the willingness of the Logility Special Committee, after extensive discussions and based upon the valuation report of VRA, to recommend the transaction as fair to the Logility minority shareholders, was also considered by the ASI Committee.

Although the ASI Committee was aware of the January 2008 inquiry by a private equity firm into the possibility of an acquisition of Logility, the ASI Committee was also cognizant of the absence of any indication that entity had adequate financing for such a purchase, that no letter of intent was ever executed, and that no special committee had been formed to consider the possibility because of concerns that the likelihood of consummation was small. Therefore, the price of $14.75 per Share suggested by that entity in early 2008 was not considered by the ASI Committee to be an appropriate benchmark for fairness to the unaffiliated shareholders of Logility in 2009. Moreover, because the valuations of comparable companies in the logistics software arena at the time of the Offer are significantly less than that 2007 inquiry price (certainly due in part to the worsened economy), and because the current valuation ratios for comparable companies and the valuations for Logility on those same metrics (as well as the premiums paid for transactions where a majority shareholder was purchasing minority shares and transactions in the application software arena, which ranged from a low of $5.78 to a high of $6.25, as analyzed by VRA on behalf of the Logility Special Committee) all indicate a fair value for Logility of less than $7.02 per Share, the ASI Committee deemed $7.02 to be fair to the unaffiliated shareholders of Logility.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated May 22, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by American Sofware with the Commission on May 22, 2009 (“Schedule TO”), as amended and supplemented by Amendment No. 2 to Schedule TO filed by American Software on June 22, 2009 (“Amendment No. 2)).

(a)(1)(B)*	Letter of Transmittal dated May 22, 2009 (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO, as amended and supplemented by Amendment No. 2).

(a)(1)(C)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO, as amended and supplemented by Amendment No. 2).

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO, as amended and supplemented by Amendment No. 2)

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO, as amended and supplemented by Amendment No. 2).

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO).

(a)(1)(G)*	Summary Advertisement as published on May 22, 2009 in The New York Times (incorporated by reference to Exhibit (a)(1)(G) to Schedule TO).

(a)(1)(H)*	Instructions and Notice of Conditional Exercise of Options to Purchase Common Stock of Logility (incorporated by reference to Exhibit (a)(1)(H) to Schedule TO).

(a)(1)(I)*	Press release issued by American Software on May 22, 2009 (incorporated by reference to Exhibit (a)(1)(I) to Schedule TO).

(a)(1)(J)*	Form of Correspondence to Employees of American Software and Logility delivered on May 22, 2009 (incorporated by reference to Exhibit (a)(1)(J) to Schedule TO).

(a)(1)(K)*	Press release issued by American Software on May 15, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by American Software with the Commission on May 15, 2009).

(a)(1)(L)*	Press release issued by American Software on March 18, 2009 (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO filed by American Software with the Commission on March 19, 2009).

(a)(1)(M)*	Press release issued by American Software on June 19, 2009 entitled “American Software Announces Extension of Tender Offer by Four Days to Midnight on June 25, 2009” (incorporated by reference to Exhibit (a)(1)(M) to Amendment No. 2).

(a)(1)(N)	Press release issued by American Software on June 26, 2009 entitled “American Software Announces Extension of Tender Offer by Four Days to Midnight on June 29, 2009” (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by American Software on June 26, 2009).

(a)(2)(A)*	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 22, 2009 (the “Schedule 14D-9”) (incorporated by reference to Exhibit (a)(2)(A) of Schedule TO).

(a)(2)(B)*	Letter dated May 22, 2009 from the Special Committee to holders of Common Stock of Logility (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9).

(a)(2)(C)*	Press release dated March 27, 2009 titled Logility Comments on Proposed American Software Tender Offer (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-9).

(a)(2)(D)*	Press release dated May 22, 2009 titled Special Committee of the Board of Directors of Logility Recommends Shareholders Accept American Software Tender Offer (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9).

(a)(2)(E)	Solicitation/Recommendation Statement (Amendment No. 1) of Logility on Schedule 14D-9 (“Amendment No. 1 to Schedule 14D-9”) (incorporated by reference to the Amendment No. 1 to Schedule 14D-9 filed with the Commission by Logility on June 18, 2009).

(a)(2)(F)	Solicitation/Recommendation Statement (Amendment No. 2) of Logility on Schedule 14D-9 (“Amendment No. 2 to Schedule 14D-9”) (incorporated by reference to the Amendment No. 2 to Schedule 14D-9 filed with the Commission by Logility on June 24, 2009).

*	Previously filed

Item 13. Information Required by Schedule 13E-3.

Item 16. Exhibits.

Exhibit No.	Description
(c)(1)*	Opinion of VRA Partners, LLC to the Special committee of the Board of Directors of Logility dated May 14, 2009 (incorporated by reference to Annex B of the Schedule 14D-9).

(c)(2)*	Investment Banking Presentation Prepared for the Special Committee of the board of Directors of Logility by VRA Partners, LLC dated May 14, 2009 (incorporated by reference to Exhibit (c)(2) to Schedule TO).

(c)(3)*	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (a)(4) of Amendment No. 1 to Schedule 14D-9).

(c)(4)*	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 21, 2009 (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to Schedule 14D-9).

(c)(5)*	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 6, 2009 (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to Schedule 14D-9).

(c)(6)*	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 12, 2009 (incorporated by reference to Exhibit (a)(7) of Amendment No. 1 to Schedule 14D-9).

(c)(7)*	Financial Materials Prepared for the Special committee of the American Software Board of Directors by the Chief Financial Officer (incorporated by reference to Exhibit (c)(7) to Amendment No. 2).

(c)(8)*	Brown Brothers Harriman & Co. independent compilation of valuation data for supply chain software companies as a group as of March, 2009 (not produced by the banker as part of this transaction) (incorporated by reference to Exhibit (c)(8) to Amendment No. 2).

(c)(9)*	Compilation of control premium data for software company merger and acquisition transactions completed in 2007 and 2008 (incorporated by reference to Exhibit (c)(9) to Amendment No. 2).

(f)*	Article 13 of the Georgia Business Corporation Code (included as Schedule C to the Offer to Purchase).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN SOFTWARE, INC.

/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and Secretary

Date: June 26, 2009